09056536

STATES
HANGE COMMISSION
, D.C. 20549

Section
MAR 02 2009
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox River Execution Technology, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Ave
(No. and Street)

Geneva	Illinois	60134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Somara C. Zwick — 630-406-6411
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Somara C. Zwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox River Execution Technology, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____

____

____

Sworn and subscribed to me on the 27th day of February, 2009

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Somara C. Zwick

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To The Member
Fox River Execution Technology, LLC
Geneva, Illinois

We have audited the accompanying statement of financial condition of Fox River Execution Technology, LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fox River Execution Technology, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Fox River Execution Technology, LLC

Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	3,982,485
Receivables from clearing brokers		7,095,325
Receivables from institutional customers		1,324,118
Furniture and equipment, at cost, less accumulated depreciation of $319,840		940,763
Other assets		92,364
Total assets	$	13,435,055

Liabilities and Member's Equity

Liabilities		
Accrued employee compensation and benefits	$	2,158,360
Accounts payable and accrued expenses		472,521
		2,630,881
Member's equity		10,804,174
Total liabilities and member's equity	$	13,435,055

See Notes to Financial Statements.

Note 1. Organization and Nature of Business

Fox River Execution Technology, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system ("The FOX") owned by CRT Capital, LLC, a company affiliated by common ownership. The Company has entered into clearing agreements with unrelated broker-dealers to process and clear all of the Company's securities transactions. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule; all customer transactions are cleared through other broker-dealers on a fully disclosed basis. At December 31, 2008, the Company's clearing broker-dealers were JP Morgan Clearing Corporation (formerly Bear Stearns Securities Corporation) and Goldman Sachs Execution and Clearing, L.P.

The Company was organized as a limited liability company on June 21, 2004, in the State of Illinois. The operating agreement provides that the Company will continue until December 31, 2050 or until dissolved pursuant to the agreement. On June 7, 2005, the Company was accepted as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of CRT Holdings, LLC (the "Member"), which is controlled by Joseph J. Ritchie.

Note 2. Summary of Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition.

Fair value of financial instruments: Financial instruments are recorded on trade date and reflected at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157).

Furniture and equipment: Fixed assets include computer equipment and furniture and fixtures, carried at cost less accumulated depreciation. Computer equipment is depreciated using the straight-line method over an estimated useful life of five years, and furniture and fixtures are depreciated using the straight-line method over an estimated useful life of seven years.

Dividends and interest: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Commission and trading revenue: Commissions and trading revenue from The FOX are recorded as earned on trade date.

Software license fee revenue: Software license fee revenue from The FOX are recorded as earned.

Income taxes: The Company is a single-member LLC and not separately liable for income taxes. The Member is responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying statement of financial condition.

Note 2. Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral, and accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB Statement No. 5, *Accounting for Contingencies* (SFAS No. 5). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 3. Receivables From Clearing Brokers and Institutional Customers

Receivable from clearing brokers consists of the following at December 31, 2008:

	December 31, 2008
Cash	$ 3,571,262
Money market fund	3,261,400
Commissions on unsettled trades	262,663
	$ 7,095,325

Receivable from institutional customers include amounts earned from The FOX.

Note 4. Fixed Assets

At December 31, 2008, fixed assets consisted of computer equipment with a net book value of $855,345 and furniture and fixtures with a net book value of $85,418.

Note 5. Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements*, (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Note 5. Fair Value Measurements (continued)

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and include the level of fair value hierarchy in which the financial instrument is categorized.

The Company's financial instruments are reported at fair value using quoted market prices.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements as of December 31, 2008
Description	Level 1
Receivables from clearing brokers:	
Money market fund	$3,261,400

Note 6. Related-Party Transactions

The Company incurred and paid management fees to Fox River Financial Resources, Inc. (Fox River). Fox River is a subchapter S corporation wholly owned by Joseph J. Ritchie. Fox River provides certain management services, such as payroll processing, accounting, and other administrative services. Also, the Company incurred and paid rent to JT Real Estate, LLC, an affiliate wholly owned by Joseph J. Ritchie.

The Company incurred and paid service fees to a wholly owned subsidiary of the Member, CRT Capital, LLC, for certain shared operating and administrative expenses.

Note 6. Related-Party Transactions (continued)

An affiliate of the Company has provided a deposit in the amount of $1,000,000 with a separate broker dealer in conjunction with customer activities.

The Company incurred and paid consulting fees to a company fifty percent owned by CRT Capital, LLC which is a wholly owned subsidiary of the Member, for IT programming development and services.

Note 7. Financial Instruments with Off-Balance Sheet and Market Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker-dealers. The Company provides execution services, and the clearing broker-dealers carry the accounts of the customers and are responsible for the collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing brokers.

The Company clears all of its trades through two clearing brokers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company is exposed to credit risk from the potential inability of counterparties to perform in accordance with the terms of the contract.

The Company maintains deposits at a bank in excess of federally insured limits. The Company does not anticipate nonperformance by the bank and has a policy of monitoring, as considered necessary, the creditworthiness of the bank.

The Company is required to maintain a balance of $250,000 with each of its clearing brokers.

Note 8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require claims that may be made against the Company that have not occurred.

In the normal course of business, the Company is subject to regulatory examinations. The Company rigorously defends against claims made by regulatory agencies and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $8,069,391 and $175,375, respectively. The Company's ratio of aggregate indebtedness to capital was 0.33 to 1.

Note 10. Subsequent Events

Effective January 1, 2009, the Company admitted three new members. Each of these members are individuals who will be principals of the Company and will participate in its management. Effective February 1, 2009, the Company admitted two additional members. Their combined ownership is less than twenty-five percent of the equity of the Company.

McGladrey & Pullen
Certified Public Accountants

Fox River Execution Technology, LLC

Statement of Financial Condition

December 31, 2008

(Filed as PUBLIC information pursuant to rule 17a-5(d)
under the Securities and Exchange Act of 1934.)